[redacted]

08028236

UNITEDSTATES
JRITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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RECD S.E.C.
FEB 2 9 2008
803

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____________ AND ENDING 12/31/2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Strategic Point Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____
(No. and Street)

____
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lefkowitz, Garfinkel Champi + DeRienzo P.C.
(Name – *if individual, state last, first, middle name*)

____
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

STRATEGIC POINT SECURITIES, LLC

YEAR ENDED DECEMBER 31, 2007

OATH OR AFFIRMATION

I, David F. Brochu, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to Strategic Point Securities, LLC as of and for the year ended December 31, 2007, are true and correct. I further affirm that neither the Company nor any Member, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

2/28/08

Date

Subscribed and sworn to before me this
28th day of February, 2008

Andrea R Felice

Notary Public

Commission expires 6-15-09

This report contains (check all applicable boxes):

- (x) (a) Facing Page
- (x) (b) Statement of Financial Condition
- (x) (c) Statement of Income
- (x) (d) Statement of Cash Flows
- (x) (e) Statement of Changes in Members' Equity
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- (x) (g) Computation of Net Capital Pursuant to Rule 15c3-1
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ( ) (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
- (x) (l) An Oath or Affirmation
- ( ) (m) A Copy of the SIPC Supplemental Report
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- (x) (o) Independent Auditors' Report on Internal Control

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

TABLE OF CONTENTS

LGCD

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.
Certified Public Accountants / Business Consultants

Principals
Jerome L. Lefkowitz, CPA
Stephen M. Garfinkel, CPA
Frank J. Champi, CPA
Richard J. DeRienzo, CPA
Jerrold N. Dorfman, CPA, PFS
Peter Mezei, CPA
Stephen W. Geremia, CPA
Susan R. Johnson, CPA
Michael E. Criscione, CPA
John E. Finnerty, Jr., CPA, CVA

Independent Auditors' Report

Member
Strategic Point Securities, LLC
(a Limited Liability Company)
Providence, Rhode Island

We have audited the accompanying statement of financial condition of Strategic Point Securities, LLC (a Limited Liability Company) (a wholly-owned subsidiary of Strategic Point Holdings, LLC) as of December 31, 2007, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strategic Point Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.

Providence, Rhode Island
February 28, 2008

10 Weybosset Street • Suite 700 • Providence, Rhode Island 02903 • Tel (401) 421-4800 • 1-800-927-LGCD • Fax (401) 421-0643

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

STATEMENT OF FINANCIAL CONDITION - DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	220,752
Deposit with clearing broker-dealer		25,000
Receivable from clearing broker-dealer		32,709
Prepaid expenses		11,211
Goodwill		130,062
Intangible assets, less accumulated amortization		481,085
	$	900,819

LIABILITY AND MEMBER'S EQUITY

Liability, accounts payable	$	63,864
Member's equity		836,955
	$	900,819

See notes to financial statements.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2007

Revenues:		
Commissions	$	746,880
Other income:		
Rebate from Financial Industry Regulatory Authority		35,000
Rebates from clearing broker-dealer		12,070
Interest		7,421
		801,371
Expenses:		
Employee compensation and benefits		133,144
Clearing broker charges		23,467
Overhead charges		9,696
Amortization of intangible assets		41,228
Management fees		20,564
Professional fees		44,539
Other operating expenses		35,563
		308,201
Net income	$	493,170

See notes to financial statements.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2007

Balance, January 1, 2006	$	710,649
Net income		493,170
Contribution, including payment of negative goodwill of $92,962 (Note 2)		223,024
Distributions to Member		(589,888)
Balance, December 31, 2007	$	836,955

See notes to financial statements.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:	
Net income	$ 493,170
Amortization	41,228
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in:	
Receivable from clearing broker-dealer	(7,046)
Accounts payable	63,565
Decrease in prepaid expenses	3,359
Net cash provided by operating activities	594,276
Cash flows from financing activities:	
Receivable from Member	(65,218)
Distributions to Member	(524,670)
Cash provided by financing activities	(589,888)
Net increase in cash	4,388
Cash and cash equivalents, beginning of year	216,364
Cash and cash equivalents, end of year	$ 220,752
Supplemental disclosures, noncash investing and financing activities:	
Contribution related to goodwill and elimination of negative goodwill (Note 2)	$ 223,024
Receivables from Member treated as a distribution	$ 65,218

See notes to financial statements.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

1. Organization and summary of significant accounting policies:

Strategic Point Securities, LLC (the Company) is a wholly-owned subsidiary of Strategic Point Holdings, LLC (the Member). The Member is a wholly-owned subsidiary of Focus Financial Partners, LLC (Focus).

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA; formerly the National Association of Securities Dealers). The Company provides brokerage services to customers of a subsidiary of the Member operating as an investment advisory company registered with the SEC and various state securities and other agencies providing financial advisory services to affluent and emerging affluent individuals, employee benefit plans, and corporate and nonprofit entities, located principally in Rhode Island.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing by the clearing broker-dealer of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's policy is ordinarily not to execute security transactions unless the customer is able to fulfill its contracted obligations.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Organization and summary of significant accounting policies (continued):

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2007, $163,523 of cash equivalents were included within cash and cash equivalents in the accompanying statement of financial condition.

Goodwill and intangible assets:

The Company evaluates goodwill for impairment annually or whenever events or changes in circumstances indicate that the carrying amount might exceed its implied fair value.

The Company evaluates the remaining useful lives assigned to intangible assets annually to determine whether events or circumstances require the Company to revise the remaining period of amortization. The Company also evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows from the asset is less than its carrying amount.

Generally, the amount of the impairment loss is measured as the difference between the carrying amount of the asset and the estimated fair value of the asset.

Securities transactions:

The Company buys and sells securities for customers of a subsidiary of the Member by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis.

Commissions:

Commissions revenue and related clearing expenses are recorded on a settlement-date basis as security transactions occur, which approximates a trade-date basis. Other commissions are recorded when earned.

1. Organization and summary of significant accounting policies (continued):

Income taxes:

The Company is a limited liability company and files consolidated tax returns with the Member. The Member has elected to be treated as a partnership for federal and state income tax reporting purposes. Accordingly, no income tax liability or asset has been recorded in the accompanying financial statements since members of the Member will include the Company's income or loss, whether or not distributed, in their income tax returns.

Liability and rights of the Member:

The Member is not:

(i) personally liable for debts, obligations or liabilities of the Company;

(ii) obligated to cure any deficit account;

(iii) required to return all or any portion of any capital contribution; or

(iv) required to lend funds to the Company.

2. Business acquisition:

Effective January 23, 2006, Focus acquired 100% of the membership interests in the Member (the Business Acquisition). As part of the acquisition, Focus was required to pay additional purchase price consideration to the seller upon the occurrence of certain events, as defined in the Contribution and Purchase Agreement entered into by and between the seller and Focus, as of December 31, 2007. As a result of the occurrence of such events as of December 31, 2007, Focus was required to pay additional purchase price consideration consisting of $1,134,000 of cash and the issuance of 97,200 restricted common units in Focus. The restricted common units in Focus were valued at $9 for each restricted common unit, and additional purchase price consideration totaled $2,008,800.

2. Business acquisition (continued):

Focus owns the Member, and the Member owns the Company and two related entities. Generally accepted accounting principles require that the fair value of the assets acquired and liabilities assumed by Focus in the Business Acquisition be determined and that the allocable portion related to the Company be recorded in the Company's financial statements. In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," purchase price consideration in excess of the negative goodwill initially recognized as of the acquisition date is recognized as an additional cost of acquisition. As a result of the additional purchase price consideration due to the seller by Focus, $130,062 of goodwill was allocated to and recognized by the Company based on the Company's share of revenues as a percentage of the Member's and its subsidiaries' aggregate revenues. There were no other changes in goodwill during the year ended December 31, 2007.

3. Related party transaction:

The Company has entered into an expense-sharing agreement with its Member under which the Company is required to reimburse the Member for its allocable share of expenses, including management fees payable under a contractual arrangement entered into by the Member, as determined by the Member. For the year ended December 31, 2007, the Member allocated to the Company $51,470 of expenses. Amounts allocated by the Member and charged to the Company have been classified in the accompanying statement of income based on their natural classification.

During the year ended December 31, 2007, Focus reimbursed the Company $65,066 for certain legal fees incurred by the Company which have been presented as a reduction to professional fees in the accompanying statement of income.

4. Regulatory requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $181,888, which was $131,888 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .351 to 1.

4. Regulatory requirements (continued):

The Company also is subject to other rules and regulations of the SEC and rules and regulations of FINRA and the various state securities and other agencies in the states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation. At December 31, 2007, a regulatory examination by FINRA is still in process, and management believes the Company has complied with all material rules and regulations to which it is subject.

5. Intangible assets:

At December 31, 2007, intangible assets consist of the following:

	Gross carrying amount	Accumulated amortization
Customer lists	$ 281,189	$ 53,924
Management contract	258,694	24,805
Trademarks	22,045	2,114
Total	$ 561,928	$ 80,843

Amortization is provided using the straight-line method over a 10-year estimated useful life for customer lists, a 20-year estimated useful life for the management contract, and a 20-year estimated useful life for trademarks. Amortization expense for each of the years ending December 31, 2007 through 2011 is estimated to total approximately $42,000.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF STRATEGIC POINT HOLDINGS, LLC)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2007

Net capital:		
Total member's equity and total qualified for net capital	$	836,955
Deductions and/or charges:		
Non-allowable assets:		
Receivable from clearing broker/dealer		32,709
Prepaid expenses		11,211
Goodwill		130,062
Intangibles, net of accumulated amortization		481,085
Net capital before haircuts on securities positions (tentative net capital)		181,888
Haircuts on securities		- 0 -
Net capital	$	181,888
Aggregate indebtedness:		
Accounts payable	$	63,864
Total aggregate indebtedness	$	63,864
Minimum net capital required (greater of $50,000 or 6.66% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	131,888
Excess net capital at 1,000%	$	175,502
Ratio, aggregate indebtedness to net capital		.351 to 1

There are no material differences between the above compilation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2007.

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.
Certified Public Accountants / Business Consultants

Principals
Jerome L. Lefkowitz, CPA
Stephen M. Garfinkel, CPA
Frank J. Champi, CPA
Richard J. DeRienzo, CPA
Jerrold N. Dorfman, CPA, PFS
Peter Mezei, CPA
Stephen W. Geremia, CPA
Susan R. Johnson, CPA
Michael E. Criscione, CPA
John E. Finnerty, Jr., CPA, CVA

Independent Auditors' Report on Internal Control

Member
Strategic Point Securities, LLC
(a Limited Liability Company)
Providence, Rhode Island

In planning and performing our audit of the financial statements and supplemental schedule of Strategic Point Securities, LLC (a Limited Liability Company) (the Company) (a wholly-owned subsidiary of Strategic Point Holdings, LLC) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

10 Weybosset Street • Suite 700 • Providence, Rhode Island 02903 • Tel (401) 421-4800 • 1-800-927-LGCD • Fax (401) 421-0643

Independent Auditors' Report on Internal Control (Continued)

Member
Strategic Point Securities, LLC
(a Limited Liability Company)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.

Providence, Rhode Island
February 28, 2008

END